UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Maxis, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    57772X103
                                 (Cusip Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  57772X103                   13G                     Page 2 of 6 Pages

1           NAME OF REPORTING PERSON
            S.S. or IDENTIFICATION NO. OF ABOVE PERSON

            Will Wright as Trustee of the Jones-Wright Family Trust,
            UTD 4/6/92

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a)
            (b)  X

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

                            5       SOLE VOTING POWER

                                    1,203,400 Shares

        NUMBER OF           6       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 100,000 Shares
         OWNED BY
           EACH             7       SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                    1,203,400 Shares
           WITH
                            8       SHARED DISPOSITIVE POWER

                                    100,000 Shares

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,303,400 Shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*

CUSIP No.  57772X103                   13G                     Page 3 of 6 Pages



11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            11.6%

12          TYPE OF REPORTING PERSON*

            IN

                                  SCHEDULE 13G

Item 1.

           a.   Name of Issuer:                    Maxis, Inc.

           b.   Address of Issuer:                 Maxis, Inc.
                                                   2121 N. California Blvd.
                                                   Suite 600
                                                   Walnut Creek, CA  94596-3572

Item 2.

           a.   Name of the Person Filing:         Will Wright as Trustee of the
                                                   Jones-Wright Family Trust,
                                                   UTD 4/6/92

           b.   Address of the Principal Office:   Maxis, Inc.
                                                   2121 N. California Blvd.
                                                   Suite 600
                                                   Walnut Creek, CA  94596-3572

           c.   Citizenship:                       United States of America

           d.   Title of Class of Securities:      Maxis, Inc. Common Stock

           e.   CUSIP Number:                      57772X103

Item 3.

         Not Applicable

Item 4.           Ownership

           a.     Amount Beneficially Owned     1,303,400 shares*

                                                *1,203,400 shares  are  owned by
                                                Will  Wright,  as Trustee of the
                                                Jones-Wright  Family  Trust, UTD
                                                4/6/92.    Reporting      person
                                                disclaims  beneficial  ownership
                                                of the 100,000  shares  held  in
                                                Trust    for    his    daughter,
                                                registered  to  Beverly   Wright
                                                Edwards, Trustee of the  Cassidy
                                                Hope Wright 1995 Trust under the
                                                Agreement dated March 31,  1995.

           b.     Percent of Class                           11.6%

           c. Number of Shares as to which such person has:

                  (i)  sole power to vote or to direct
                  the vote                                     1,203,400  shares
                  (ii) shared power to vote or
                  to direct the vote                             100,000  shares
                  (iii) sole power to dispose or
                  direct the disposition of                    1,203,400  shares
                  (iv) shared  power to dispose or
                  direct the disposition of                      100,000  shares


Item 5.    Ownership of Five percent or less of a Class                      N/A

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person                                                    N/A

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company                                            N/A

Item 8.    Identification and Classification of Members of the Group         N/A

Item 9.    Notice of Dissolution of Group                                    N/A

Item 10.                Certification

         The following certification shall be included if the statement is filed pursuant to Rule 13-d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the prupose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Date: February 12, 1997

                             /S/  Will Wright
                             ----------------
                             Will Wright, Trustee
                             Jones-Wright Family Trust, UTD 4/6/92


















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